SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 7, 2017 (Date of earliest event reported)

Commission File No.: 0-25969

RADIO ONE, INC.
(Exact name of registrant as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1010 Wayne Avenue
14th Floor
Silver Spring, Maryland 20910
(Address of principal executive offices)

(301) 429-3200
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02.   Results of Operations and Financial Condition.

Radio One, Inc. (the "Company") issued a press release setting forth the results for its quarter ended December 31, 2016. A copy of the press release is attached as Exhibit 99.1.

ITEM 8.01.   Other Events

The Company also announced that it is monitoring market conditions and opportunities to refinance the approximately $345.0 million in borrowings outstanding under its existing senior credit facility, which matures in December 2018. While the Company continually seeks to act opportunistically, there are no assurances that the Company will complete any refinancing, in whole or in part, of the existing senior credit facilities.

ITEM 9.01.   Financial Statements and Exhibits.

(c) Exhibits

Exhibit Number	Description
99.1	Press release dated March 7, 2017: Radio One, Inc. Reports Fourth Quarter Results.

<u>**SIGNATURE**</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RADIO ONE, INC.

/s/ Peter D. Thompson

March 09, 2017

Peter D. Thompson
Chief Financial Officer and Principal Accounting Officer

NEWS RELEASE

March 7, 2017

FOR IMMEDIATE RELEASE

Washington, DC

Contact: Peter D. Thompson, EVP and CFO

(301) 429-4638

RADIO ONE, INC. REPORTS FOURTH QUARTER RESULTS

Washington, DC: - Radio One, Inc. (NASDAQ: ROIAK and ROIA) today reported its results for the quarter ended December 31, 2016. Net revenue was approximately $113.6 million, an increase of 3.8% from the same period in 2015. Broadcast and internet operating income[1] was approximately $43.1 million, an increase of 5.9% from the same period in 2015. The Company reported operating income of approximately $17.1 million for the three months ended December 31, 2016, compared to an operating loss of $11.3 million for the same period in 2015. Net loss was approximately $3.4 million or $0.07 per share (basic) compared to approximately $24.3 million or $0.50 per share (basic) for the same period in 2015.

Alfred C. Liggins, III, Radio One's CEO and President stated, "Political advertising helped our radio broadcasting segment achieve both revenue and Adjusted EBITDA growth compared to the fourth quarter of 2015. Together with a nice rebound in TV advertising revenue, which was up 18%, this helped drive our 6% growth in consolidated Adjusted EBITDA. During the fourth quarter we booked our first income from MGM National Harbor, which had a strong opening in December. Overall I was pleased with our performance for the year, which was towards the upper end of EBITDA guidance. First quarter radio revenues have been understandably soft, given the political comps from 2016, and we are currently pacing down approximately 5%. While we expect both Radio and Reach Media to struggle against tough comps in the first quarter, our TV business and MGM investment should offset these declines, and we will be able to grow our Adjusted EBITDA again in 2017. TV One's ratings are rebounding from last year's loss of Martin, and for fourth quarter total day households were up 2% and Persons 25-54 were up 3% compared to Q4 2015. The positive ratings momentum is continuing into the first quarter of 2017, where we are up 7% and 5% in total day households and Persons 25-54, respectively".

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RESULTS OF OPERATIONS

STATEMENT OF OPERATIONS	Three Months Ended December 31,		Year Ended December 31,	
	2016	2015	2016	2015
	(unaudited)	(unaudited, as reclassified[2])	(unaudited)	(as reclassified[2])
	(in thousands, except share data)		(in thousands, except share data)	
NET REVENUE	$ 113,556	$ 109,384	$ 456,219	$ 450,861
OPERATING EXPENSES				
Programming and technical, excluding stock-based compensation	37,211	35,743	134,000	134,410
Selling, general and administrative, excluding stock-based compensation	33,252	32,962	147,599	151,359
Corporate selling, general and administrative, excluding stock-based compensation	15,107	14,996	47,532	47,252
Stock-based compensation	1,091	1,312	3,410	5,107
Depreciation and amortization	8,524	9,010	34,247	35,355
Impairment of long-lived assets	1,287	26,666	1,287	41,211
Total operating expenses	96,472	120,689	368,075	414,694
Operating income (loss)	17,084	(11,305)	88,144	36,167
INTEREST INCOME	40	34	214	102
INTEREST EXPENSE	20,148	20,418	81,636	80,038
(GAIN) LOSS ON RETIREMENT OF DEBT	-	-	(2,646)	7,091
OTHER (INCOME) EXPENSE, net	(852)	(30)	(928)	216
(Loss) income before provision for (benefit from) income taxes and noncontrolling interest in (loss) income of subsidiaries	(2,172)	(31,659)	10,296	(51,076)
PROVISION FOR (BENEFIT FROM) INCOME TAXES	1,315	(7,853)	9,580	15,058
CONSOLIDATED NET (LOSS) INCOME	(3,487)	(23,806)	716	(66,134)
NET (LOSS) INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(120)	543	1,139	7,888
CONSOLIDATED NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (3,367)	$ (24,349)	$ (423)	$ (74,022)
AMOUNTS ATTRIBUTABLE TO COMMON STOCKHOLDERS				
CONSOLIDATED NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (3,367)	$ (24,349)	$ (423)	$ (74,022)
Weighted average shares outstanding - basic[3]	47,463,258	48,220,262	47,924,609	48,027,888
Weighted average shares outstanding - diluted[4]	47,463,258	48,220,262	47,924,609	48,027,888

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		Three Months Ended December 31,			Year Ended December 31,	
		2016	2015		2016	2015
PER SHARE DATA - basic and diluted:		(unaudited)	(unaudited, as reclassified[2])		(unaudited)	(unaudited, as reclassified[2])
		(in thousands, except per share data)			(in thousands, except per share data)	
Consolidated net loss attributable to common stockholders (basic)	$	(0.07) $	(0.50)	$	(0.01) $	(1.54)
Consolidated net loss attributable to common stockholders (diluted)	$	(0.07) $	(0.50)	$	(0.01) $	(1.54)
SELECTED OTHER DATA						
Broadcast and internet operating income [1]	$	43,093 $	40,679	$	174,620 $	165,092
Broadcast and internet operating income margin (% of net revenue)		37.9%	37.2%		38.3%	36.6%
Broadcast and internet operating income reconciliation:						
Consolidated net loss attributable to common stockholders	$	(3,367) $	(24,349) $		(423) $	(74,022)
Add back non-broadcast and internet operating income items included in consolidated net loss:						
Interest income		(40)	(34)		(214)	(102)
Interest expense		20,148	20,418		81,636	80,038
Provision for (benefit from) income taxes		1,315	(7,853)		9,580	15,058
Corporate selling, general and administrative expenses		15,107	14,996		47,532	47,252
Stock-based compensation		1,091	1,312		3,410	5,107
(Gain) loss on retirement of debt		-	-		(2,646)	7,091
Other (income) expense, net		(852)	(30)		(928)	216
Depreciation and amortization		8,524	9,010		34,247	35,355
Noncontrolling interest in (loss) income of subsidiaries		(120)	543		1,139	7,888
Impairment of long-lived assets		1,287	26,666		1,287	41,211
Broadcast and internet operating income	$	43,093 $	40,679 $		174,620 $	165,092
Adjusted EBITDA[5]	$	30,638 $	28,911 $		136,186 $	125,470
Adjusted EBITDA reconciliation:						
Consolidated net loss attributable to common stockholders:	$	(3,367) $	(24,349) $		(423) $	(74,022)
Interest income		(40)	(34)		(214)	(102)
Interest expense		20,148	20,418		81,636	80,038
Provision for income taxes		1,315	(7,853)		9,580	15,058
Depreciation and amortization		8,524	9,010		34,247	35,355
EBITDA	$	26,580 $	(2,808) $		124,826 $	56,327
Stock-based compensation		1,091	1,312		3,410	5,107
(Gain) loss on retirement of debt		-	-		(2,646)	7,091
Other (income) expense, net		(852)	(30)		(928)	216
Noncontrolling interest in (loss) income of subsidiaries		(120)	543		1,139	7,888
Employment Agreement Award and incentive plan award expenses		2,021	2,461		7,823	4,884
Severance-related costs*		212	767		856	2,746
Cost method investment income*		419	-		419	-
Impairment of long-lived assets		1,287	26,666		1,287	41,211
Adjusted EBITDA	$	30,638 $	28,911 $		136,186 $	125,470

*The Company has modified the definition of Adjusted EBITDA for the inclusion of severance-related costs and cost-method investment income.
All prior periods have been reclassified to conform to the current period presentation.

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	December 31, 2016	December 31, 2015
	(unaudited)	
	(in thousands)	
SELECTED BALANCE SHEET DATA:		
Cash and cash equivalents and restricted cash	$ 46,781	$ 67,376
Intangible assets, net	1,018,333	1,042,956
Total assets	1,358,786	1,346,524
Total debt (including current portion, net of original issue discount and issuance costs)	1,006,236	1,024,337
Total liabilities	1,417,502	1,407,062
Total deficit	(71,126)	(71,824)
Redeemable noncontrolling interest	12,410	11,286

	Current Amount Outstanding	Applicable Interest Rate
	(in thousands)	
SELECTED LEVERAGE DATA:		
2015 Credit Facility, net of original issue discount and issuance costs of approximately $8.2 million (subject to variable rates) *(a)*	$ 336,574	5.27%
9.25% senior subordinated notes due February 2020, net of original issue discount and issuance costs of approximately $2.3 million (fixed rate)	312,737	9.25%
7.375% senior secured notes due April 2022, net of original issue discount and issuance costs of approximately $4.9 million (fixed rate)	345,053	7.375%
Comcast Note due April 2019 (fixed rate)	11,872	10.47%

(a) Subject to variable Libor plus a spread that is incorporated into the applicable interest rate set forth above.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements represent management's current expectations and are based upon information available to Radio One at the time of this release. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond Radio One's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in Radio One's reports on Forms 10-K, 10-Q, 8-K and other filings with the Securities and Exchange Commission (the "SEC"). Radio One does not undertake any duty to update any forward-looking statements.

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Net revenue consists of gross revenue, net of local and national agency and outside sales representative commissions. Agency and outside sales representative commissions are calculated based on a stated percentage applied to gross billing.

| | Three Months Ended December 31, | | | |
	2016	2015	$ Change	% Change
	(Unaudited)			
	(in thousands)			
Net Revenue:				
Radio Advertising	$ 51,025	$ 55,755	$ (4,730)	-8.5%
Political Advertising	5,719	1,172	4,547	388.0%
Digital Advertising	7,290	6,451	839	13.0%
Cable Television Advertising	22,687	19,202	3,485	18.1%
Cable Television Affiliate Fees	25,326	25,334	(8)	0.0%
Event Revenues & Other	1,509	1,470	39	2.7%
Net Revenue (as reported)	$ 113,556	$ 109,384	$ 4,172	3.8%

Net revenue increased to approximately $113.6 million for the quarter ended December 31, 2016, from approximately $109.4 million for the same period in 2015, an increase of 3.8%. Net revenues from our radio broadcasting segment increased 1.2% for the quarter ended December 31, 2016, versus the same period in 2015. We experienced net revenue growth most significantly in our Charlotte, Cleveland, Indianapolis, Raleigh and St. Louis markets; however, this growth was partially offset by declines in other markets (with Dallas, Houston and Washington D.C. experiencing the most significant declines). Reach Media's net revenues decreased 5.5% in the fourth quarter 2016, compared to the same period in 2015 due primarily to lower advertising revenue. We recognized approximately $48.0 million of revenue from our cable television segment during the three months ended December 31, 2016, compared to approximately $44.7 million for the same period in 2015, the increase was primarily from higher advertising sales. Finally, net revenues for our internet business increased 20.9% for the three months ended December 31, 2016, compared to the same period in 2015 due primarily to an increase in direct revenues.

Operating expenses, excluding depreciation and amortization, stock-based compensation and impairment of long-lived assets, increased to approximately $85.6 million for the quarter ended December 31, 2016, up 2.2% from the approximately $83.7 million incurred for the comparable quarter in 2015. The operating expense increase was primarily driven by an increase of approximately $1.7 million in programming and technical expenses at our cable television segment due primarily to higher content amortization expense.

Depreciation and amortization expense decreased to approximately $8.5 million compared to approximately $9.0 million for the quarter ended December 31, 2015. The decrease was due to the completion of useful lives for certain assets.

Impairment of long-lived assets for the quarters ended December 31, 2016 and 2015 was approximately $1.3 million and $26.7 million, respectively. Our annual 2016 impairment testing resulted in a non-cash impairment charge of approximately $1.3 million associated with of our Columbus market radio broadcasting licenses. Our annual 2015 impairment testing resulted in a non-cash impairment charge of approximately $3.1 million related to goodwill in our Cincinnati market as well as a non-cash impairment charge of approximately $23.6 million associated with several of our radio broadcasting licenses.

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Interest expense decreased to approximately $20.1 million for the quarter ended December 31, 2016, compared to approximately $20.4 million for the same period in 2015. On April 17, 2015, the Company's 2011 Credit Agreement, and TV One notes were paid off, with balances of $367.6 million and $119.0 million, respectively. The payoffs were achieved by the Company entering into its new $350.0 million 2015 Credit Facility, issuing the 2022 Notes in an aggregate principal amount of $350.0 million and the Comcast Note in the aggregate principal amount of approximately $11.9 million. During the second quarter of 2016, the Company redeemed approximately $20 million of its 2020 Notes at a discount. The Company made cash interest payments of approximately $18.0 million on its outstanding debt for the quarter ended December 31, 2016, compared to cash interest payments of approximately $17.7 million on all outstanding instruments for the quarter ended December 31, 2015.

The provision for income taxes was approximately $1.3 million for the quarter ended December 31, 2016, compared to a benefit from income taxes of approximately $7.9 million, for the quarter ended December 31, 2015, with the change primarily attributable to the deferred tax liability ("DTL") for indefinite-lived intangible assets. The change in taxes was primarily due to a decrease in impairment charges for the comparable quarter. The Company received a net tax refund of $21,000 for the quarter ended December 31, 2016 and paid $12,000 in taxes for the quarter ended December 31, 2015.

Other pertinent financial information includes capital expenditures of approximately $1.1 million and $1.5 million for the quarters ended December 31, 2016 and 2015, respectively. As of December 31, 2016, the Company had total debt (net of cash and restricted cash balances and original issue discount) of approximately $959.5 million. There were no stock repurchases made during the three month period ended December 31, 2016. During the year ended December 31, 2016, the Company repurchased 1,255,592 shares of Class D common stock in the aggregate amount of approximately $3.0 million. The Company, in connection with its 2009 stock plan, is authorized to purchase shares of Class D common stock to satisfy employee tax obligations in connection with the vesting of share grants under the plan. During the year ended December 31, 2016, the Company repurchased 330,111 shares of Class D common stock, to satisfy employee tax obligations, in the amount of $568,000. During the year ended December 31, 2015, the Company repurchased 345,293 shares of Class D common stock, to satisfy employee tax obligations, in the amount of approximately $1.4 million. There were no stock repurchases made during the three month period ended December 31, 2015.

The Company also announced that it is monitoring market conditions and opportunities to refinance the approximately $345.0 million in borrowings outstanding under its existing senior credit facility, which matures in December 2018. While the Company continually seeks to act opportunistically, there are no assurances that the Company will complete any refinancing, in whole or in part, of the existing senior credit facilities.

Supplemental Financial Information:

For comparative purposes, the following more detailed, unaudited statements of operations for the three months and year ended December 31, 2016 and 2015 are included. These detailed, unaudited and adjusted statements of operations include certain reclassifications. These reclassifications had no effect on previously reported net income or loss, or any other previously reported statements of operations, balance sheet or cash flow amounts.

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| | | Three Months Ended December 31, 2016 | | | | |
| | | (in thousands, unaudited) | | | | |

	Consolidated	Radio Broadcasting	Reach Media	Internet	Cable Television	Corporate/ Eliminations
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 113,556	$ 48,860	$ 11,602	$ 6,547	$ 47,996	$ (1,449)
OPERATING EXPENSES:						
Programming and technical	37,211	9,787	5,596	2,023	20,762	(957)
Selling, general and administrative	33,252	19,947	2,117	4,503	7,177	(492)
Corporate selling, general and administrative	15,107	-	1,162	-	2,445	11,500
Stock-based compensation	1,091	116	17	(4)	-	962
Depreciation and amortization	8,524	1,094	61	395	6,560	414
Impairment of long-lived assets	1,287	1,287	-	-	-	-
Total operating expenses	96,472	32,231	8,953	6,917	36,944	11,427
Operating income (loss)	17,084	16,629	2,649	(370)	11,052	(12,876)
INTEREST INCOME	40	-	-	-	-	40
INTEREST EXPENSE	20,148	330	-	-	1,919	17,899
OTHER INCOME, net	(852)	(379)	-	-	-	(473)
(Loss) income before provision for (benefit from) income taxes and noncontrolling interest in (loss) income of subsidiaries	(2,172)	16,678	2,649	(370)	9,133	(30,262)
PROVISION FOR (BENEFIT FROM) INCOME TAXES	1,315	(2,263)	3,206	27	16,300	(15,955)
CONSOLIDATED NET (LOSS) INCOME	(3,487)	18,941	(557)	(397)	(7,167)	(14,307)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(120)	-	-	-	-	(120)
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (3,367)	$ 18,941	$ (557)	$ (397)	$ (7,167)	$ (14,187)
Adjusted EBITDA[5]	$ 30,638	$ 19,308	$ 2,727	$ 24	$ 17,621	$ (9,042)

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| | | Three Months Ended December 31, 2015 | | | | |
| | | (in thousands, unaudited, as reclassified[2]) | | | | |
	Consolidated	Radio Broadcasting	Reach Media	Internet	Cable Television	Corporate/ Eliminations
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 109,384	$ 48,303	$ 12,271	$ 5,415	$ 44,725	$ (1,330)
OPERATING EXPENSES:						
Programming and technical	35,743	10,161	5,981	1,618	19,020	(1,037)
Selling, general and administrative	32,962	19,540	2,583	3,719	8,032	(912)
Corporate selling, general and administrative	14,996	-	1,179	-	2,732	11,085
Stock-based compensation	1,312	88	-	20	-	1,204
Depreciation and amortization	9,010	1,440	48	438	6,553	531
Impairment of long-lived assets	26,666	26,666	-	-	-	-
Total operating expenses	120,689	57,895	9,791	5,795	36,337	10,871
Operating (loss) income	(11,305)	(9,592)	2,480	(380)	8,388	(12,201)
INTEREST INCOME	34	-	-	-	-	34
INTEREST EXPENSE	20,418	321	-	-	1,919	18,178
OTHER (INCOME) EXPENSE, net	(30)	16	-	-	-	(46)
(Loss) income before (benefit from) provision for income taxes and noncontrolling interest in income of subsidiaries	(31,659)	(9,929)	2,480	(380)	6,469	(30,299)
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(7,853)	(8,085)	200	-	32	-
CONSOLIDATED NET (LOSS) INCOME	(23,806)	(1,844)	2,280	(380)	6,437	(30,299)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	543	-	-	-	-	543
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (24,349)	$ (1,844)	$ 2,280	$ (380)	$ 6,437	$ (30,842)
Adjusted EBITDA[5]	$ 28,911	$ 18,933	$ 2,726	$ 145	$ 15,328	$ (8,221)

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		Year Ended December 31, 2016 (in thousands, unaudited)				
	Consolidated	Radio Broadcasting	Reach Media	Internet	Cable Television	Corporate/ Eliminations
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 456,219	$ 194,457	$ 53,930	$ 22,215	$ 191,854	$ (6,237)
OPERATING EXPENSES:						
Programming and technical	134,000	38,161	22,880	7,676	69,658	(4,375)
Selling, general and administrative	147,599	80,146	18,127	14,613	36,575	(1,862)
Corporate selling, general and administrative	47,532	-	3,653	-	10,040	33,839
Stock-based compensation	3,410	304	48	2	-	3,056
Depreciation and amortization	34,247	4,350	210	1,694	26,223	1,770
Impairment of long-lived assets	1,287	1,287	-	-	-	-
Total operating expenses	368,075	124,248	44,918	23,985	142,496	32,428
Operating income (loss)	88,144	70,209	9,012	(1,770)	49,358	(38,665)
INTEREST INCOME	214	-	-	-	-	214
INTEREST EXPENSE	81,636	1,331	-	-	7,676	72,629
GAIN ON RETIREMENT OF DEBT	(2,646)	-	-	-	-	(2,646)
OTHER INCOME, net	(928)	(401)	-	-	-	(527)
Income (loss) before provision for income taxes and noncontrolling interest in income of subsidiaries	10,296	69,279	9,012	(1,770)	41,682	(107,907)
PROVISION FOR (BENEFIT FROM) INCOME TAXES	9,580	5,694	3,315	60	16,368	(15,857)
CONSOLIDATED NET INCOME (LOSS)	716	63,585	5,697	(1,830)	25,314	(92,050)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	1,139	-	-	-	-	1,139
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (423)	$ 63,585	$ 5,697	$ (1,830)	$ 25,314	$ (93,189)
Adjusted EBITDA[5]	$ 136,186	$ 76,872	$ 9,332	$ (63)	$ 75,591	$ (25,546)

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| | Year Ended December 31, 2015 | | | | | |
| | (in thousands, unaudited, as reclassified[2]) | | | | | |
	Consolidated	Radio Broadcasting	Reach Media	Internet	Cable Television	Corporate/ Eliminations
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 450,861	$ 197,396	$ 54,779	$ 21,177	$ 183,623	$ (6,114)
OPERATING EXPENSES:						
Programming and technical	134,410	40,806	22,981	7,873	67,290	(4,540)
Selling, general and administrative	151,359	85,569	18,493	13,754	37,595	(4,052)
Corporate selling, general and administrative	47,252	-	4,310	-	12,247	30,695
Stock-based compensation	5,107	295	-	72	-	4,740
Depreciation and amortization	35,355	4,910	185	1,997	26,152	2,111
Impairment of long-lived assets	41,211	26,666	-	14,545	-	-
Total operating expenses	414,694	158,246	45,969	38,241	143,284	28,954
Operating income (loss)	36,167	39,150	8,810	(17,064)	40,339	(35,068)
INTEREST INCOME	102	-	-	-	(93)	195
INTEREST EXPENSE	80,038	1,236	-	-	9,131	69,671
LOSS ON RETIREMENT OF DEBT	7,091	-	-	-	-	7,091
OTHER EXPENSE, net	216	69	-	-	92	55
(Loss) income before provision for income taxes and noncontrolling interest in income of subsidiaries	(51,076)	37,845	8,810	(17,064)	31,023	(111,690)
PROVISION FOR INCOME TAXES	15,058	14,711	315	-	32	-
CONSOLIDATED NET (LOSS) INCOME	(66,134)	23,134	8,495	(17,064)	30,991	(111,690)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	7,888	-	-	-	-	7,888
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (74,022)	$ 23,134	$ 8,495	$ (17,064)	$ 30,991	$ (119,578)
Adjusted EBITDA[5]	$ 125,470	$ 72,189	$ 9,196	$ (307)	$ 67,376	$ (22,984)

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Radio One, Inc. will hold a conference call to discuss its results for fourth fiscal quarter of 2016. The conference call is scheduled for Tuesday, March 07, 2017 at 10:00 a.m. EST. To participate on this call, U.S. callers may dial toll-free 1-800-230-1074; international callers may dial direct (+1) 612-288-0337.

A replay of the conference call will be available from 12:00 p.m. EST March 07, 2017 until 11:59 p.m. EST March 09, 2017. Callers may access the replay by calling 1-800-475-6701; international callers may dial direct (+1) 320-365-3844. The replay Access Code is 416422. Access to live audio and a replay of the conference call will also be available on Radio One's corporate website at www.radio-one.com. The replay will be made available on the website for seven days after the call.

Radio One, Inc. (radio-one.com), together with its subsidiaries, is a diversified media company that primarily targets African-American and urban consumers. It is one of the nation's largest radio broadcasting companies, currently owning and/or operating 55 stations in 15 urban markets in the United States. Through its controlling interest in **Reach Media, Inc**. (blackamericaweb.com), the Company also operates syndicated programming including the *Tom Joyner Morning Show*, the *Russ Parr Morning Show*, the *Rickey Smiley Morning Show*, the *DL Hughley Show*, Bishop T.D. Jakes' *Empowering Moments*, and the *Reverend Al Sharpton Show*.

Beyond its core radio broadcasting franchise, Radio One owns **Interactive One** (interactiveone.com), the fastest growing and definitive digital resource for Black and Latin Americans, reaching millions each month through social content, news, information, and entertainment. Interactive One operates a number of branded sites including News One (news), The Urban Daily (men), Hello Beautiful (women), Global Grind (Millennials) and social networking websites such as BlackPlanet and MiGente. The Company also owns **TV One, LLC** (tvone.tv), a cable/satellite network programming serving more than 57 million households, offering a broad range of real-life and entertainment-focused original programming, classic series, movies and music designed to entertain, inform and inspire a diverse audience of adult Black viewers. Additionally, **One Solution** combines the dynamics of Radio One's holdings to provide brands with an integrated and effectively engaging marketing approach that reaches 82% of Black Americans throughout the country.

Notes:

1   "Broadcast and internet operating income" consists of net (loss) income before depreciation and amortization, corporate selling, general and administrative expenses, stock-based compensation, income taxes, noncontrolling interest in income (loss) of subsidiaries, interest expense, impairment of long-lived assets, other (income) expense, loss (gain) on retirement of debt, and interest income. Broadcast and internet operating income is not a measure of financial performance under generally accepted accounting principles. Nevertheless, broadcast and internet operating income is a significant measure used by our management to evaluate the operating performance of our core operating segments because broadcast and internet operating income provides helpful information about our results of operations apart from expenses associated with our fixed assets and long-lived intangible assets, income taxes, investments, debt financings and retirements, overhead, stock-based compensation, impairment charges, and asset sales. Our measure of broadcast and internet operating income is similar to our historic use of station operating income, however, reflects our more diverse business and, therefore, may not be similar to "station operating income" or other similarly titled measures used by other companies. Broadcast and internet operating income does not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance. A reconciliation of net income (loss) to broadcast and internet operating income has been provided in this release.

2   Certain reclassifications have been made to prior year balances to conform to the current year presentation. These reclassifications had no effect on previously reported consolidated net income or loss or any other statement of operations, balance sheet or cash flow amounts. Where applicable, these financial statements have been identified as "As Reclassified."

3   For the three months ended December 31, 2016 and 2015, Radio One had 47,463,258 and 48,220,262 shares of common stock outstanding on a weighted average basis (basic), respectively. For the year ended December 31, 2016 and 2015, Radio One had 47,924,609 and 48,027,888 shares of common stock outstanding on a weighted average basis (basic), respectively.

4   For the three months ended December 31, 2016 and 2015, Radio One had 47,463,258 and 48,220,262 shares of common stock outstanding on a weighted average basis (fully diluted for outstanding stock options), respectively. For the year ended December 31, 2016 and 2015, Radio One had 47,924,609 and 48,027,888 shares of common stock outstanding on a weighted average basis (fully diluted for outstanding stock options), respectively.

5   "Adjusted EBITDA" consists of net loss plus (1) depreciation, amortization, income taxes, interest expense, noncontrolling interest in (loss) income of subsidiaries, impairment of long-lived assets, stock-based compensation, (gain) loss on retirement of debt, Employment Agreement and incentive plan award expenses, severance-related costs, cost investment income, less (2) other income and interest income. Net income before interest income, interest expense, income taxes, depreciation and amortization is commonly referred to in our business as "EBITDA." Adjusted EBITDA and EBITDA are not measures of financial performance under generally accepted accounting principles. However, we believe Adjusted EBITDA is often a useful measure of a company's operating performance and is a significant measure used by our management to evaluate the operating performance of our business because Adjusted EBITDA excludes charges for depreciation, amortization and interest expense that have resulted from our acquisitions and debt financing, our taxes, impairment charges, gain on retirements of debt, and any discontinued operations. Accordingly, we believe that Adjusted EBITDA provides useful information about the operating performance of our business, apart from the expenses associated with our fixed assets and long-lived intangible assets, capital structure or the results of our affiliated company. Adjusted EBITDA is frequently used as one of the measures for comparing businesses in our industry, although our measure of Adjusted EBITDA may not be comparable to similarly titled measures of other companies, including, but not limited to the fact that our definition includes the results of all four segments (radio broadcasting, Reach Media, internet and cable television). Adjusted EBITDA and EBITDA do not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as alternatives to those measurements as an indicator of our performance. A reconciliation of net income (loss) to EBITDA and Adjusted EBITDA has been provided in this release.